UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 18, 2025 (August 11, 2025)

STARFIGHTERS SPACE, INC.
(Exact name of issuer as specified in its charter)

Delaware	92-1012803
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Reusable Launch Vehicle Hangar, Hangar Rd. Cape Canaveral, FL, 32920
(Full mailing address of principal executive offices)

321-261-0900
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Shares of Common Stock

Item 8.  Certain Unregistered Sales of Equity Securities

On August 12, 2025, Starfighters Space, Inc. (the "Company") granted an aggregate of 2,200,000 stock options to certain directors, officers and consultants of the Company. Each stock option entitles the holder thereof to acquire one share of common stock (each, an "Option Share") at a price of $3.59 per Option Share until August 12, 2030, subject to vesting.

In addition, on August 12, 2025, the Company granted an aggregate of 2,285,000 restricted stock units (each, an "RSU") to certain directors, officers and consultants of the Company at a deemed value of $3.59 per RSU. Each RSU is subject to certain vesting conditions and upon vesting will be settled by the issuance of one share of common stock (each, an "RSU Share") at a deemed price of $3.59 per RSU Share.

The Company relied upon the exemption from the registration requirements under the United States Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(a)(2) or Rule 701 under the Securities Act with respect to the grant of stock options and RSUs to U.S. persons and on Rule 903 of Regulation S for the grant of stock options and RSUs to non-U.S. persons.

Item 9.  Other Events

Resignation and Appointment of Directors

On August 11, 2025, Austin Thornberry and Frostee Rucker resigned as directors of the Company.

On August 12, 2025, the Board of Directors of the Company appointed Brian Goldmeier and Geoffrey P. Hickman as directors of the Company to fill the vacancies created by the resignations of Austin Thornberry and Frostee Rucker.

As a result, the Company's current directors are Rick Svetkoff, Tim Franta, Sean Bromley, Brian Goldmeier and Geoffrey P. Hickman.

Brian Goldmeier (age 42) is the founder and president of BYG Strategies, Inc., a strategic advisory and political consultancy firm headquartered in Miami, Florida, which he founded in November 2010. Through his firm, Mr. Goldmeier advises public and private sector clients across the United States on market entry, expansion strategies, capital development, and stakeholder engagement. He has extensive experience supporting early-stage companies, including those in the technology, cryptocurrency, and financial services sectors, and has worked closely with C-suite executives and corporate boards to advance growth strategies and public-private initiatives. Mr. Goldmeier has served as a senior advisor and principal fundraiser to numerous political campaigns, issue-based initiatives, and nonprofit organizations. Over the course of his career, he has led efforts that have raised more than $300 million for political and policy campaigns and has supported capital raises and business development projects valued at over $500 million. His experience includes structuring and advising on complex multi-stakeholder initiatives, public-private partnerships, and major investment and infrastructure projects. Mr. Goldmeier is also engaged in civic and professional training, offering strategic networking and fundraising guidance to elected officials, trade associations, and business coalitions. He is widely regarded for his ability to navigate government relations, investment strategy, and corporate positioning at both the local and national level.

Geoffrey P. Hickman (age 53) is a c-suite executive and board member with over 30 years' experience in risk management, financial services, and building high performing teams. He is a former tactical military pilot with over 3200 flight hours and holds FINRA banking licenses (Series 24, 79, 7, 63).

While also flying for a major US airline, Mr. Hickman is currently the Managing Partner of Global Specialized Advisory, LLC., a consulting company providing expertise to clients with a focus on financial efficiency, structuring and risk transfer. Prior to this, Mr. Hickman was the Chief Commercial Officer for Aon's Public Sector Partnership (PSP) which focused on developing innovative solutions to help governments and other public institutions reduce volatility and increase the resiliency of their mission.

Mr. Hickman previously served as a senior leader within Citi's Public Sector Group and led Citi's relationships with the World Bank Group and the U.S. Department of Defense. He also led Citi's overall efforts with Developmental Finance Institutions headquartered in Asia and Ministries of Defense globally. In these roles, Mr. Hickman drove client satisfaction in the delivery of Citi's full suite of corporate banking solutions to these complex, global public sector clients. Before joining Citi, Mr. Hickman was a management consultant with McKinsey & Company and specialized in designing transformative processes and structures in his work with financial institutions and large governmental organizations.

Prior to his career in the business world, Mr. Hickman served as an F-16 Instructor and Evaluator pilot in the U.S. Air Force (USAF). Mr. Hickman deployed for multiple contingency operations and flew combat missions over Iraq and the former Yugoslavia, accumulating over 269 combat hours.  In his final USAF assignment, Mr. Hickman served as the Ninth Air Force "Viper East" Demonstration Pilot and Team Commander. During this two-year period, he flew F-16 demonstrations at 77 air show sites across the US and Europe for over 17 million spectators. After departing from the USAF, Mr. Hickman was able to continue flying air shows after becoming qualified in the L-39 and F-104.

Mr. Hickman holds the degree of Master in Public Policy (MPP) from Harvard's Kennedy School of Government and a BS in International Affairs/History with a Minor in Mandarin language from the U.S. Air Force Academy. He is also the co-founder of the Veterans on Wall Street (VOWS) DC chapter, has served as a board member for the Association of Military Banks of America (AMBA) and is the Chair of the Advisory Board for Ranchland Capital Partners, a real asset investment manager focused exclusively on large western Ranchlands and providing clients with access to professionally managed, institutional quality assets.

Amended and Restated Bylaws

On August 12, 2025, the Board of Directors of the Company approved an amendment to the Company's Bylaws by deleting in its entirety Section 1.5 Quorum under Article I - Meeting of Stockholders of the Bylaws and replacing it with the following:

"1.5 Quorum. Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having one-third (33⅓%) of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. Where a separate vote by a class or series or classes or series is required, one-third (33⅓%) of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, in the manner provided in section 1.6, until a quorum is present or represented."

The purpose of the amendment to the Bylaws was to reduce the quorum requirement from the presence in person or by proxy of stockholders having a majority of the votes which could be cast by the stockholders entitled to vote at the meeting to stockholders having one-third (33⅓%) of the votes which could be cast by the stockholders entitled to vote at a meeting.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIGHTERS SPACE, INC.

DATE: August 18, 2025	By:	/s/ David Whitney
David Whitney
Chief Financial Officer